UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-SB/A
Amendment No. 2

General Form for Registration of Securities of Small Business Issuers
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

The Tradeshow Marketing Company, Ltd.
(Exact name of small business issuer as specified in its charter)

Nevada	EIN 06-175-4875
(State of incorporation)	(IRS Employer ID Number)

4550 East Cactus Rd, Suite 220 Phoenix, Arizona
 (Address of principal executive offices)

1- 800 585-8762
(Registrant's telephone number)

Securities to be registered under Section 12(b) of the Exchange Act: None

Securities to be registered under Section 12(g) of the Exchange Act: COMMON STOCK

THE TRADESHOW MARKETING COMPANY, LTD.

PART I

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements contained in this Form 10-SB, other than statements of historical facts, that address future activities, events or developments are forward-looking statements, including, but not limited to, statements containing the words "believe," "anticipate," "expect" and words of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. However, whether actual results will conform to the expectations and predictions of management is subject to a number of risks and uncertainties that may cause actual results to differ materially.

Such risks include, among others, the following: international, national and local general economic and market conditions: our ability to sustain, manage or forecast our growth; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this and previous filings.

Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business operations.

As used in this Form 10-SB, unless the context requires otherwise, “Tradeshow” or “Tradeshow Marketing” or "we" or "us" or the "Company" means The Tradeshow Marketing Company, Ltd.

ITEM 1.

A.   Description of Business

The Tradeshow Marketing Company, Ltd. (or the "Registrant", or the "Company," each of which terms, when used herein, refer to The Tradeshow Marketing Company, Ltd.) was incorporated under the laws of the State of Nevada, USA, on December 03, 2003.

The Company was listed on the Over-the-Counter Pink Sheets in November 2004. At present, Tradeshow Marketing has 17,869,283 shares issued and outstanding. Our securities trade on the Over-the-Counter market (pink sheets) under the trading symbol “TSHO. PK”. We intend to list the Securities of the Company on the NASDAQ Over the Counter Bulletin Board. We are currently making an application to the NASD.

Tradeshow Marketing Company, Ltd.’s head office is located at 4550 East Cactus Rd, Suite 220 Phoenix, Arizona where the Company also operates one of its retail Sandstrom On TV stores. A company representative can be reached at: +1-800 585-TSMC (8762), Fax +1 (604) 269-3620; Website http://www.tsmc.ca/ Email contactus@tsmc.ca.

The Tradeshow Marketing Company commenced business operations on December 03, 2003. Tradeshow Marketing is a product development and consumer specialty retail company that markets and sells proprietary and private label products for the home and office environments. The Company was formed to market specialty products at trade shows, mall-based specialty product shops and kiosks. Tradeshow Marketing sells popular “as seen on TV” products, which are currently or have been advertised on TV. The products that the Company sells are functional have a broad appeal and retail at affordable price points. The Company’s merchandise categories include specialty household, beauty and fitness, home and garden, and small ticket electronics products.

B.   Business of the Issuer

Tradeshow Marketing Company, Ltd. (“Tradeshow Marketing”, “Tradeshow” the “Company”) is a marketing and direct sales company focused on the development and distribution of a wide range of products for the home and office environments. The Company’s merchandise categories include specialty household, beauty and fitness, home and garden and small ticket electronics products.

For the past twenty years, Tradeshow’s demonstration professionals and management have worked in the direct sales industry marketing a variety of products directly to consumers at trade shows, malls (kiosks), fairs and exhibitions throughout Canada and the United States. Prior to the incorporation of the Company on December 03, 2003, the two principals of the Company, Bruce Kirk and Marion Huff worked in the direct sales industry as a partnership under the name “Kirk-Huff Marketing”.

Kirk-Huff Marketing was an unincorporated entity operating as an unregistered partnership. In order to attract investment and build itself as a corporate entity, the principals decided to incorporate the Company, December 03, 2003, as the Tradeshow Marketing Company.

During the past twenty years, Tradeshow’s professional sales staff has engaged in product demonstration, sales and marketing for trade shows, as well as training and consulting on “direct sell” retail and wholesale strategies for companies seeking to market their products directly to consumers. The venues that the Company uses for trade show demonstrations includes trade shows and annual exhibitions such as home, garden, boat and auto shows, as well as provincial, state and county fairs.

Management plans to place emphasis on and to allocate financial and human resources to the development of our direct sales business. The Company plans to increase the amount of direct sales business that it presently transacts.. The recent acquisition by Tradeshow of two mall-based retail stores in Phoenix, Arizona, exemplifies our commitment to the growth of our product sales strategy (see “Current and Proposed Operations”, Sandstrom On TV Retail Stores, below).

Market Overview

Direct selling is often incorrectly characterized as a modest or “small potatoes” approach to sales that typically involve an independent consultant with a portable kit of wares. This characterization overlooks the tremendous advantages that this unique sales approach presents. Management at Tradeshow believes that product demonstrations and, by extension, direct sales techniques, are the most effective vehicle for face-to-face marketing, sales and branding.

Direct selling is an effective, one-on-one sales strategy and is gaining importance for businesses large and small. In 2000, 55 percent of American adults reported having, at some time, purchased goods or services as a result of a direct sales presentation, be it live or from a direct sales . http://dsa.org/pubs/numbers/#SALES Please see attached permission letter filed as exhibit.

Trade show venues continue to grow as a productive avenue for the sale of consumer goods, in size and in number, because trade shows sales venues are high trafficked, consumer oriented events that can be utilized to achieve a high volume of sales over a short period of time, given that a proper and effective presentation is delivered. Management believes that trade shows on the local and national level will constitute a compelling sales and marketing channel for the foreseeable future because these markets are fast becoming established, productive venues for the targeted marketing of innovative, and contemporary, small ticket consumer products (products that typically retail for under $100).

Other venues for the demonstration of direct sales include mall-based kiosks, retail stores and sales demonstrations at trade shows. There is an added advantage that arises from the Company’s tradeshow demonstration activity, as consumers who see products demonstrated and branded at these shows may make subsequent and additional product purchases from the Company’s recently acquired mall based stores in Phoenix, Arizona, and the Company’s e-commerce website, www.ontvco.com

Tradeshow earns revenue directly from the sale of the products that it sources from a number of different suppliers. To date, the Company has generated sales at trade shows, malls and other high traffic consumer venues, such as public fairs and exhibitions. The Company began to generate revenue from operations during its 2004 fiscal year, which commenced June 01, 2004.

Direct Sales at Tradeshows (a current operation):

Over the past 20 years Tradeshow’s principals have appeared consistently, year after year, in tradeshows, malls, fairs and exhibitions in cities in Western Canada and the United States. Since incorporation, The Company has attended trade shows in the following cities: Canada: Vancouver, Abbotsford, Victoria, Nanaimo, Calgary, Edmonton, Regina, Saskatoon, Winnipeg, Toronto (every second year); United States: Puyallup, WA, Tacoma, WA, Pomona, CA, Phoenix, AZ. The Company has consistently generated revenue by attending tradeshows, malls, fairs and exhibitions in these markets and locales.

Tradeshow focuses on the development, direct sales and distribution of a wide range of products for the home and office environments. Tradeshow utilizes a direct sales strategy, by marketing a variety of products directly to consumers via sales presentations, with the goal to brand and sell products at trade shows, malls, fairs and exhibitions.

Management believes that Tradeshow enjoys two distinct competitive advantages. The first advantage is ability to penetrate local and national markets at the trade show level. Our second competitive advantage relates to marketing: Some of the innovative and contemporary products that Tradeshow offers are branded “as seen on TV” through television advertising.

Many of the items that the Company features in its stores and at trade shows, malls (kiosks) fairs and exhibitions may be categorized as “as seen on TV” because they are currently advertised or have been advertised on TV. Examples of suppliers and the products that we sell include:

a) Ontel Products: “as seen on TV” products that include the Swivel Sweeper, Glass Wizard and AB Master;
b) American Direct (TriStar): product supplied includes the Lateral Thigh Trainer and Jack Lalanne’s Power Juicer;
c) Cava Industries: supplies the Cold Heat Soldering Tool and Smart Spin containers;
d) ITW Space Bags: supplies Space Bags for storage;
e) Orange Glow International: suppliers of cleaning products OxiClean, Orange Glo, and Kaboom, among others;
f) Overbreak: supplies toys that include Hover Disc, Hover Copter and Rainbow Art.

When possible and advantageous, Tradeshow works to secure territorial exclusivity for products that it sells. Notably, the absence of product exclusivity has not impaired past business performance because the Company merchandises and sells a broad selection of popular and contemporary products form multiple suppliers and wholesalers, thereby ensuring its ability to remain competitive. On occasion, suppliers will approach the Company to demonstrate and sell their products on their behalf.

Tradeshow also intends to sell its own private label products. In part, the Company plans to source products upon which they can affix their own label and market as a private label brand. Management believes that private label merchandise will strengthen the Company’s ability to brand and, hence, compete against retail competitors.

The Company also plans to increase the number of sales channels - trade show venues - that it employs. In doing so, the Company will continue to utilize the same successful direct sales strategy it has used, in the past, to develop these new sales channels. Tradeshow plans to develop these new sales channels, to increase sales in busy metropolitan markets within Canada and the continental United States (with a continued focus on those markets in Western Canada, Washington State and California, which the Company currently serves) with the intent to brand and sell the same type of products that it currently sells at tradeshow venues. The Company also intends to offer franchised retail stores and an eCommerce online store. To this end, our e-Commerce website will allow the Company to (1) target a younger customer base with lower price items; (2) promote sales and increase product branding through Internet advertising; (3) cross sell products featured in other sales channels.

CURRENT AND PROPOSED OPERATIONS

Sandstrom OnTV Retail Stores (a current operation)
Tradeshow recently acquired the assets and sub-leases of two retail stores in Phoenix, Arizona called “As Seen On TV”. The two stores are located in the Arrowhead Mall and the Paradise Valley Mall in Phoenix.The store in the Arrowhead Mall has been operating as “As Seen On TV” since 1997 and the store in the Paradise Valley Mall as “As Seen On TV” since 1999.

The two stores that we acquired are “turnkey” and fully operational as both retail businesses are staffed (4 full-time employees) and open for business during regular mall hours. The Company acquired $35,000 dollars of stock and equipment in the acquisition. The assets acquired included an inventory of “as seen on TV Products” valued at the time of the transaction at $25,000 (based on the products wholesale prices; the retail value is approximately double that figure), and store fixtures, such as shelving, displays casing video surveillance equipment, computers, a cash register and a credit card machine, the value of which was deemed to be $10,000.

There are four full-time employees.

The approximate square footage for the Arrowhead Mall is 574 square feet and the Paradise Valley Mall is 536 square feet.

Tradeshow acquired sub-leases for both store locations. The Arrowhead Mall lease expires Dec 2006 (in the Company’s 2006 fiscal year) and Paradise Valley Mall lease expires Dec 2008 (in the Company’s 2008 fiscal year).

Name Change: Following the acquisition, Tradeshow changed the name of the two Phoenix stores to “Sandstrom On TV”. The Company’s Sandstrom OnTV stores feature the same unique and diverse mix of innovative consumer products that the Company demonstrates and sells at tradeshows.

Tradeshow’s “ontvco.com” e-Commerce website (a current operation)
The Company acquired the uniform resource locator “www.ontvco.com” and has launched an e-Commerce website. The Company’s e-Commerce website features a mix of the small ticket consumer products that the Company sells at its trade show demonstrations and the products that the Company plans to feature in its land based retail operations. Our e-Commerce website allows the Company to target a younger customer base and to complement our marketing and branding initiatives in the aforementioned cities where the Company has attended trade shows, malls, fairs and exhibitions.

Our ecommerce website implements a broad array of scalable site management, search, customer interaction and distribution services systems that are intended to be used to display products, process customer orders and payments. These proposed services and systems use a combination of commercially available, licensed technologies, which have been customized and integrated to provide the platform for the online store. The Company has brought on Seattle based Internet Technologies specialist Luniel de Beer as the companies Chief Technical officer. The Company obtains consulting, programming, service and support in respect of the development and hosting of its computer hardware and managing of its online stores.

Management believes that the breadth and depth of its online store's product selection, together with the flexibility of the ecommerce model will enable the Company to develop a significant, additional sales and marketing channel that will benefit the Company’s overall retail strategy. Unlike store-based retail formats, the Company's online store is expected to provide it with significant flexibility with regard to the organization and presentation of product selection. To encourage purchases, management intends to feature exclusive online promotions, on a rotating basis, and to continually update merchandise recommendations. Management intends to actively create and maintain pages that are designed to highlight certain products and brands, including merchandising strategies that emphasize featured products, product bundling and special promotions.

Tradeshow’s online store is intended to provide convenient and useful services that enhance the shopping experience. The Company intends to strive to make its customers' experience informative, efficient and intuitive by constantly updating and improving its store format and features. The Company's online store intends to incorporate "point and click" options, supported by technical enhancements including easy-to-use search capabilities. These features are intended to make shopping at the store entertaining and informative and encourage purchases and repeat visits.

Sandstrom OnTV Corporate Stores and The Sandstrom Franchise Strategy (a proposed operation)
The acquisition of the two Sandstrom OnTV stores in Phoenix, AZ, marks the beginning of Tradeshow’s plan to (1) operate corporate stores and (2) to offer a franchised retail business on a ‘stand-alone” basis or as a bundle of franchised stores that are exclusive to a specific region. The Company’s two Sandstrom OnTV stores will serve as the model for its franchise retail offering.

Sandstrom store expansion plans: Desired locations for additional corporate owned and franchise stores include malls and highly visible, highly trafficked street addresses. Based on managements’ twenty years of experience in the direct selling industry, extensive product and franchising knowledge, management believes that it can successfully devise a franchise strategy for the Company’s store concept and sell franchise rights to its stores.

To implement our franchise concept and strategy, we engaged Norm Friend, a franchising expert, to create an area franchising development strategy for the Company’s Sandstrom stores. Mr. Friend has written several books on franchising and wrote the Company’s manuals for franchise offerings. The manuals and the franchise plan were completed and submitted to the Company November 3, 2005.

Material terms of the consulting agreement with Norm Friend: Mr. Friend was paid $17,500 CDN and received 38,592 shares of stock at $0.35or developing a franchise model for Tradeshow.

Mr. Friend was hired as a consultant to advise the Company as to the best way to structure a franchise corporate entity, including:

➢	Assist the Company with the applications for its trademarks in Canada and the US;
➢	Advise the Company on the structure and level of initial license fees, ongoing fees, renewal fees and assignment fees, site selection criteria, and territorial considerations;
➢	Provide the Company with recommendations regarding the organizational structure of the franchisor;
➢
Develop a franchise agreement and area representative agreement which reflect the recommended business model and provides the strong enforceable controls necessary to achieve a successful franchise program;

➢
Provide ancillary documentation as required such as: offer to purchase/deposit agreement, franchise application report, confidentiality/non-disclosure agreement, sub-lease, and conditional assignment of lease;

➢	Draft a disclosure document that complies with the provisions of the Alberta Franchise Act;
➢	Draft a disclosure document that complies with the provisions of the Arthur Wise hart Act (Ontario);
➢	Draft a Uniform Offering Circular (“UFOC”) that complies with the provisions of the Federal Trade Commission’s requirements for franchise offerings;
➢	Develop a pre-opening manual and operations/ policy and procedures manual;
➢	Develop a franchisee Performa template and business plan template for potential franchisees;
➢	Identify possible additional future revenue streams;
➢	Advise the Company on the structure of an initial training program for new franchisees;
➢	Design management information systems to evaluate the performance of the franchisee’s particular business in relationship to other similar franchises in the system;
➢	Develop materials to explain the franchise model and sell the Company’s franchise opportunity to qualified prospects;
➢	Prepare the copy for a franchise opportunity section on the Company’s website, and
➢	Serve on the Company’s Advisory Board.

Although Norm Friend is working with the company to complete the Franchise documents, he has also started working with another company and, consequently, will be resigning from our Board of Directors.

For a copy of Tradeshow’s Consulting Agreement see Exhibit 10.1

About Franchising
Franchising is a popular and growing business model because it is an assembly of business relationships that allow people to share brand identification, a proven method of doing business and a successful marketing and distribution system. The advantage of franchising is that the franchisee’s assets are put into a proven business, allowing the franchisee to quickly start up their business, to develop a customer base faster, and to potentially experience profitability with less risk.

With a franchise business come pros and cons. The pros of the franchise are: (1) the business model is a based on a formula that can be demonstrated, (2) owner transition and training is available, and (3) it is possible to review past records and company history. The cons of franchises are: (1) purchase financing may be difficult to find and obtain; (2) there can be significant contractual obligations that may be difficult to meet; (3) it may be difficult to find the right franchise opportunity.

The Laws Governing Franchising
The laws governing franchising may affect the rate at which we grow the Company because these laws may be subject to change and may, as a result, make it necessary for us to change or alter the way that we conduct our franchise business, or make us refrain from selling franchises all together, all of which could have a negative effect on and impair the Company’s business.

Franchising is governed by federal law administered by the Federal Trade Commission (FTC) and by a variety of state statutes. Filing of documents with the FTC is not required to franchise. Applicable state statutes include franchising laws, business opportunity laws and "Little FTC Acts."*

In many cases, documentation demonstrating approval by the state must be filed before a franchise is offered for sale within the state. Some states have statutes specific to certain industries. A state is permitted to enact and enforce laws relating to franchising that add to the provisions of federal law. In addition, franchising is increasingly being regulated by other nations.*

To allow franchisors to use the same document on a nationwide basis, a Uniform Franchise Offering Circular (UFOC) was developed and has since been amended by the Midwest Securities Commissioners Association and its successor, the North American Securities Administrators Association (NASAA).*

The FTC issued a franchise disclosure rule in 1978 allowing franchisors the option to use the UFOC in lieu of its document. For this reason, most franchisors now use the UFOC.*

Although the states have different disclosure requirements, in some cases a franchisor can use one UFOC nationwide by adopting state-specific language internally in the UFOC and addendums to the disclosure section and the franchise agreement. Nevertheless, some states have contradictory disclosure rules that result in the need for a state-specific UFOC.*

The FTC has defined what constitutes "franchise." In addition, each state that requires registration has its own definition of what is a "franchise" to determine whether it requires registration or regulation.*

“Unlike securities laws, franchise-related statutes are not designed to be "blue sky" laws; instead, their purpose is to provide prospective franchisees with information that can help them determine whether they should purchase a particular franchise”.*

*From: (The Legal and Business Aspects of Franchising. Mitchell J. Kassoff. Westchester County (N.Y.) Business Journal)

A Consent Letter from Mitchell J. Kassoff. that gives us permission to include excerpts of his publication in this document has been included as an Exhibit under Part III, Item 2, Index to Exhibits.

Private Label Brands (a proposed operation)
Tradeshow is a product development and consumer specialty retail company whose mandate is to develop proprietary and private label products that have mass appeal at popular price points. Initially, Tradeshow intends to market products that are readily available via the supply channels that it has used since the Company’s inception in December 03, 2003; the very same supply channels that management has developed over the past twenty years. Tradeshow intends to source products that it can affix “Sandstrom” labels to and distribute under the Sandstrom name, the brand name of the Company’s retail stores in Phoenix, AZ, to ensure better quality and higher profits for the Company.

Our philosophy is to sell products that are quality-manufactured to our specifications. To execute our planned strategy, we will engage the services of industry experts who can source and supply products that Tradeshow can market as “private label”, that is, products to which the Company can affix its own brand labels. The Company plans to utilize said “experts” to advise the Company about how to obtain the best combination of price and quality for the proposed private label branded products. The Company is currently investigating and qualifying the manufacturing details for a number of private label products that it intends to sell in the coming months.

The Company believes that addition of private label brands is a direct way to improve product offerings and increase bottom line revenues. Management believes that many organizations with business plans that are similar to the Company’s disregarded this important and potentially profitable strategy of the merchandising and direct sell process. Management believes that private label merchandise offers greater pricing power, which can be diminished by lower sales margins typically available from highly popular and competitively priced products.

Tradeshow’s Marketing Plan

The Company’s product categories include specialty household, beauty and fitness, home and garden, and electronics products. These products are generally small ticket items, have universal appeal, are innovative and are desired by the target audience. Price points for our products typically start in the $50 range. Tradeshow’s average target demographic is in the $50,000 - $100,000 annual income range.

Since our inception in 2003, Tradeshow has established a prominence in Western Canada, and a foothold in the US Pacific Northwest, California and Arizona, expanding its market reach via trade show demonstrations. In each of these markets, Tradeshow plans to market proprietary and private label products through the Company’s current and proposed sales channels. Tradeshow plans to source its own private label brands for distribution to improve product quality and to potentially generate higher profits for the Company.

Our marketing strategy is designed to help us to continue to establish our business in Western Canada, Washington State, California and Arizona, and to help us grow our consulting and marketing initiatives through the participation of businesses, large and small, that are based in these regional markets.

Part of Tradeshow’s strategy is to manage low cost, effective sales organizations that can distribute product as efficiently as possible through the regional trade show marketplace. This will be accomplished through commission incentives to our marketing team. Sales demonstrators can also be used as a referral point of contact, thereby guiding new clients to the Company’s head office. Management will also promote the Company’s marketing services and direct sales expertise to large national firms, to aid them with their sales and marketing agendas at the trade show level.

In conjunction with our attendance at trade shows, malls and fairs, Tradeshow will increasingly employ the Internet to establish the Company’s brand and create greater awareness about its line of products and consulting services. Management’s objective is to grow the Company's market position and expand its customer base through superior merchandising, targeted marketing and strong relationships with leading manufacturers, distributors and suppliers. We plan to increasingly use the Internet in the development and expansion of the Company’s business operations. To this end ,we have launched our ecommerce web site “www.ontvco.com”.

Our financially prudent, management intends to constantly expand brand name product offerings to create a brand driven destination for quality, unique products. Management believes that by offering a broader selection of private label, brand name products the Company may be better positioned to increase sales, encourage repeat purchases and expand its customer base.

Management will focus the Company’s branding campaign on selection, convenience, value, trust and service and brand products according to these features by employing targeted marketing, such as magazine ads, Internet mail and direct mail drops. Management will also seek to provide leading manufacturers and distributors with a powerful new distribution channel that is consistent with their brand identity via the direct sales channel at trade shows.

Tradeshow’s goal is to be the retailer of choice for leading manufacturers, distributors and suppliers. The Company strives to create, maintain and strengthen relationships with manufacturers and suppliers as it continues to increase the number of products that it offers. To this end, management continues to add new product categories, increase product selection, add new customers, promote repeat purchases and develop new sales opportunities. In addition, management continues to pursue new market opportunities by establishing strategic alliances via the acquisition of complementary businesses, products and technologies, in order to grow and strengthen their business.

Marketing Strategies
Management will continue to develop a targeted marketing and promotion strategy to build brand recognition in the US and Canada, increase customer traffic, promotion of new products, encourage repeat purchases and build strong customer loyalty. The Company's marketing and promotional activities target customer demographics that are more likely to buy product at tradeshow demonstrations. These strategies include both offline (advertising in traditional media) and online (Internet based) advertising.

Management intends to establish agreements for targeted banner advertisements with major Internet content and service providers for the promotion of trade show activities and the Company’s e-Commerce website. We also intend to optimize our e-Commerce website with the latest search engine optimization (SEO) strategies to ensure top keyword positioning in popular search engines.

Also known as pay for performance or search advertising, pay per click advertising enables advertisers’ adverts to appear on a search engine’s “results pages”. The position of the adverts is decided on a bidding system with advertisers paying more to be positioned at the top of the page. The higher the bid per key word, the higher the ranking the Company can get on a page, which allows users to view product from our site more frequently. Payment is then made at this rate every time someone clicks on the link in the advert, when it takes them through to the advertiser's website. In other words, you only pay if a person clicks on a link or banner and lands on your site.

Management plans to use direct marketing via the Internet to promote new client acquisitions, product demonstrations and sales. Management will strive to deliver meaningful offers to customers via e-mail. In addition, management intends to publish an opt-in online newsletter delivered by e-mail to subscribers in which will highlight new product developments, special promotions, sales items and product promotions.

Trade Show proposes to brand its name worldwide using an innovative email technique. Viral marketing describes any strategy that encourages individuals to pass on a marketing message to others, creating the potential for exponential growth in the message's exposure and influence. This strategy takes advantage of rapid multiplication to explode the message to thousands and possibly millions.

Tradeshow proposes to use affiliate partner marketing programs to attract traffic to its website. An affiliate is a person or entity that places a banner or text link on their site directing visitors to the Tradeshow website. As a visitor clicks-through, a cookie (a small text file containing the referring affiliate's identification number assigned by Tradeshow) will be placed on the visitor's browser. If the visitor purchases product or services from Tradeshow’s website, the ordering system and affiliate's software work together to attach the referring affiliate's identification number held in the cookie to the sale, and uses that information to credit the affiliate with the proper commission for the referral.

The Company employs offline advertising to promote both brand and specific merchandising opportunities. The Company's plan is to continue to utilize cost effective forms of traditional offline advertising, including magazine advertising and direct mail drops, to build brand recognition.

Editorial articles in magazines and news papers that cater to home, garden, boat and auto shows, state and county fairs, and annual exhibitions, can expose the Company to a wider audience. The Company plans to use print media for advertising in local communities where target demographics are appropriate and demand for the type of products that the Company sells is strong.

The Company plans to use targeted mail lists and direct mail drops to advertise its services and products.

INDUSTRY OVERVIEW

The direct sales industry in North America is big business. The latest available figures from the Direct Selling Association (DSA) show retail sales of more than $ 29 billion for the direct-selling industry in 2004. In 2000, 55 percent of American adults reported having, at some time, purchased goods or services via direct sales (DSA figures).

Nearly one-third of tradeshow attendees polled for a "Business Travel Survey" by eBrain Market Research say attending trade shows is more important now than before September 11, 2001. According to the survey, more than one-fourth of companies responding (26 percent) are currently looking for alternatives to reduce business travel, yet close to two-thirds (66 percent) are more likely to take a business trip if it includes a relevant tradeshow.

In fact, tradeshows rank higher in importance than all other business travel events except client prospecting. Fourteen percent of respondents plan to increase travel to tradeshows, while only 5 percent will increase travel to conferences. The study reinforces tradeshows as the most convenient way to accomplish multiple business goals - client meetings, company-wide meetings, exhibits - while reducing employer costs and minimizing employee business travel.

In 1984, the Federal Communication Commission removed certain regulations which limited television commercial time, thereby permitting the creation of long-form commercials (or "infomercials") as well as dedicated television shopping channels, which were quickly recognized as new outlets of distribution for both new and established consumer products. These new methods of marketing have afforded undercapitalized manufacturers of lesser-known products an inexpensive testing ground for new product introductions. These direct response channels of distribution have grown to over five (5) billion dollars in annual consumer sales.

eBrain Market Research makes its industry report available over the Internet. eBrain did not receive compensation from us for the preparation of the statistics. ebrain did not prepare the statistics for use in this registration statement. eBrain Market Research has consented to our use of their research and statistics in this registration statement. A Consent Letter from Mr. David Glatz of eBrain Market Research allowing us to include excerpts of his publication in the document has been included as an Exhibit. The survey included 354 respondents to a business travel survey.

Competitive Business Conditions and Competitors
The direct sales market is new, rapidly evolving and intensely competitive. Management expects to face stiff competition in every product category. Barriers to entry are minimal and current and new competitors, who may have greater expertise and greater resources, can start competitive business operations at a relatively low cost.

Management potentially will compete with a variety of competitors, including the following:

a) Traditional retailers of proprietary and private label products for the home and office environments, who may compete with both an online and offline presence;
b) Manufacturers of proprietary and private label products for the home and office environments that decide to sell directly to end-customers, either through physical retail outlets or through an online store;
c) Other online retailers proprietary and private label products for the home and office environments, including online service providers that feature shopping services; and
d) The catalog, direct mail and multi-level marketing retailers of proprietary and private label products for the home and office environments.

There are two public companies that have built large and profitable companies in a market niche that is similar to Tradeshow’s. Tradeshow’s two leading competitors are Brookstone Inc. and Sharper Image.

Brookstone Inc. -(formerly public under Symbol - BKST: NASDAQ) Brookstone, Inc. is a retailer that operates over 275 Brookstone brand stores nationwide and in Puerto Rico. Stores are typically located in high-traffic regional shopping malls, lifestyle centers and airports. The Company also operates three stores under the Gardeners Eden brand, and a Direct-Marketing business that consists of three catalog titles -- Brookstone, Hard-to-Find-Tools and Gardeners Eden.

The Sharper Image - Symbol - SHRP: NASDAQ Sharper Image is a specialty retailer with over 180 Sharper Image specialty stores throughout the United States. The Company's principal selling channels include; stores, a monthly catalog and its primary Website, www.sharperimage.com. The Company also sells its products through its own online auction Website and an online Outlet store to help manage refurbished and close out inventory. The Company also has business-to-business sales teams for marketing its products for corporate incentive and reward programs.

Management believes that the following are the principal competitive factors in the Company's proposed market: brand recognition; selection; convenience; order delivery performance; customer service; site features, content; price and quality.

Many potential competitors can devote substantially more resources to business development than can the Company. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with other competitors.

Certain of the Company's competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than can the Company.

Given the fact that the Company has a limited operating history, many of the Company's competitors have significantly greater experience in the retail of proprietary and private label products for the home and office environments.

The Company's online competitors are particularly able to use the Internet as a marketing medium to reach significant numbers of potential customers. Finally, new technologies and the expansion of existing technologies, such as price comparison programs that select specific titles from a variety of websites may direct customers to competitor sites.

Principal Suppliers
Tradeshow features over 150 products that it sources from a long list of suppliers and wholesalers. Trade Show does not rely solely on one supplier or wholesaler to source our products. Rather, the Company sources product from many different suppliers. Our strategy is to purchase our products from many different name brand suppliers who manufacturer or contract out the manufacture of their own products to ensure quality and a wide variety of product choice. Examples of suppliers and the product that we sell include:

a) Ontel Products: “As Seen On TV” products that include the Swivel Sweeper, Glass Wizard and AB Master;
b) American Direct (TriStar): product supplied includes the Lateral Thigh Trainer and Jack Lalanne’s Power Juicer;
c) Cava Industries: supplies the Cold Heat Soldering Tool and Smart Spin containers;
d) ITW Space Bags: supplies Space Bags for storage;
e) Orange Glow International: suppliers of cleaning products OxiClean, Orange Glo, and Kaboom, among others;
f) Overbreak: supplies toys that include Hover Disc, Hover Copter and Rainbow Art.

Tradeshow has a history of selling products from these suppliers. Our objective is to continue to acquire products that are both contemporary and popular, via our network of wholesalers and exclusive distributors, and resell them at competitive prices with the intent to generate a profit.

The Company obtains its products from brand suppliers, and a network of distributors, manufacturers, brokers and wholesalers. Management's efforts are ongoing to expand the number of direct relationships with manufacturers, suppliers, brokers, distributors and wholesalers in all relevant product categories. The Company does not have written agreements in place with any distributors that guarantee a discount or pricing preference.
Although we source and buy product from more than one supplier, we still rely on a finite number of suppliers to make the products that we sell available to us, at our request and on relatively short notice. As such, our supply chain is potentially subject to disruptions, which could cause a cessation in our business. Delays and disruptions due to supply problems could impair our ability to satisfy customers, generate revenue and conduct our business.

Moreover, we do not have exclusive rights for the products that we sell and so we face competition across all categories and are potentially vulnerable to supply shortages that could result therefrom. Our inability to hold sole or exclusive distribution rights for our products could potentially lead to supply shortages of the products that we sell and could impair our ability to satisfy our customers, generate revenue and conduct our business.

Tradeshow does not directly manufacture any of the products that the Company sells. Because we generate our revenue from the sales of goods via direct sell marketing, we do not need to purchase raw materials for the manufacture of the products we sell. As such, we depend on our suppliers to stock the products that we sell.

Customers
As a specialty product branding and retail company, Tradeshow does not depend on one or a few major customers to sustain or grow its business. Tradeshow sells products to a growing and diversified range of clientele. As such, Tradeshow is not sensitive to the loss of a few customers or any one specific customer; yet, the Company continually strives to establish strong customer relations and complete client satisfaction. As a part of its long-term business strategy, the Company plans to execute a comprehensive marketing and sales strategy so that it may continue to add to build its client base and grow revenues. (see “Marketing Strategy” above)

We acknowledge that our success is substantially dependent on the establishment of new customers and the growth of our customer base. Accordingly, we recognize that our ability to attract new customers will depend on a variety of factors, including the quality and affordability of the products and services we offer, as well as our ability to effectively market our products and services. If we fail to increase our customer base and generate repeat and expanded business from our current customers, our business and operating results would be seriously harmed.

Trademarks, Copyrights, Patents
All source materials on Tradeshow’s planned Internet e-Commerce website will be copyrighted content. Unauthorized use of the content found on Trade Show’s website is prohibited.

The Company recognizes that the legal protection afforded by a copyright or registered trademark is limited. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use our proprietary information. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could significantly harm our business and operating results.

Management has engaged trademark, copyright and patent experts and attorneys regarding products it intends to develop, but is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, trademarks and other intellectual property issues of its Internet operations. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws that are intended to address these issues could create uncertainty in the Internet market place. This uncertainty could reduce demand for the Company's services or its cost of doing business may increase as a result of litigation costs or increased service delivery costs. (See additional “RISK” factors below)

Governmental Approval
At present, Tradeshow does not need to obtain governmental approval to market and sell products, including the Company’s plan to sell products at tradeshows, mall and over the Internet. Trade show marketing and sales, and e-Commerce and Internet retail is not a government regulated industry, but is subject to the laws and regulations generally applicable to businesses and directly applicable to offline and online commerce. Notably, Tradeshow promotes best practices and ethical business conduct in relation to the Company’s corporate culture and its day-to-day operations.

Tradeshow is not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally and directly applicable to businesses and online commerce. However, when the Company initiates sales via its e-Commerce Internet site, and as Internet use gains popularity, it is possible that a number of laws and regulations may be adopted with respect to the Internet, which may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of online commerce may prompt calls for more stringent consumer protection laws.

Management does not contemplate providing personal information regarding the Company's customers to third parties. However, the adoption of additional consumer protection laws could create uncertainty in Web usage and reduce the demand for the Company's products and services.

Management is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel and export or import matters. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws that are intended to address these issues could create uncertainty in the Internet market place. This uncertainty could reduce demand for the Company's services or its cost of doing business may increase as a result of litigation costs or increased service delivery costs.

In addition, because the Company's services are intended to be made available over the Internet in multiple states and foreign countries, other jurisdictions may claim that the Company is required to qualify to do business in that state or foreign country. The Company's failure to qualify in a jurisdiction where it is required to do so could subject it to taxes and penalties. It could also hamper the Company's ability to enforce contracts in these jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to the business could have a material adverse effect on the business, results of operations and financial condition.

Business Development Costs
Management intends to recoup business development costs over the normal course of future business activity.

Compliance with Environmental Laws
Tradeshow is not impacted by the costs and effects of compliance with environmental laws, other than the laws and regulations generally applicable to businesses. Tradeshow operates with a high level of respect for and promotes the protection of the environment, and is not aware of circumstances that would create any significant financial responsibility for environmental matters.

Employees
We do not expect significant changes in the number of people we employ over the next twelve months. The Company currently has 4 full-time employees who work in the Company’s two retail stores in Phoenix, Arizona, and 3 full-time consultants. The Company plans to hire additional staff, on an as needed basis, in the event that the Company acquires additional corporate owned retail stores. However, in the event that we do not acquire additional corporate stores, then we will not be hiring additional employees. The Company plans to hire individuals on a consultancy basis to oversee the Company’s Sandstrom franchise operations, on an as needed basis, provided the level of sales of franchises warrants the hire of consultants. Franchisees will be responsible for the hire of their own sales staff.

Reports to Security Holders
We are not currently required to deliver an annual report to security holders. None will be provided until such time as one is required.

The Company has not previously filed reports with the Securities and Exchange Commission, nor with any other securities regulator.

Copies of this, and all future reporting materials filed with the SEC may be obtained at the SEC's Public at 100 Fifth Street, N.E., Room 1580, Washington, D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the Company intends to be an electronic filer and as such, all items filed by the Company are available through an Internet site maintained by the SEC which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which site is available at http://www.sec.gov. The contents of these are not incorporated into this filing. Further, the Company's references to the URLs for these are intended to be inactive textual references only.

RISKS

The Company has a limited operating history upon which to base an evaluation of the business and prospects. Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving markets, including online commerce. As a result of our limited operating history, it is difficult to accurately forecast net sales and management has limited historical financial data upon which to base planned operating expenses. Management based our current and future expense levels on operating plans and estimates of future net sales. Sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders received, which is uncertain. As a result, management may be unable to adjust its spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause potential losses from operations for a given period to be greater than expected.

THERE IS A POSSIBILITY THAT FUTURE LOSSES AND NEGATIVE CASH FLOW MAY OCCUR, WHICH MAY LIMIT OR DELAY THE ABILITY TO BECOME PROFITABLE. Since incorporation, the Company has expended resources on technology, website development, hiring of personnel and startup costs. Because the Company expects to incur additional costs and expenses related to: brand development, marketing and other promotional activities; the expansion of fulfillment operations, which includes supply procurement, order receipt, packaging and shipment; the continued development of the website, systems and staff; the expansion of product offerings and website content; and development of relationships with strategic business partners. The Company's ability to be profitable depends on its ability to generate sufficient net sales while maintaining reasonable expense levels. The Company cannot be certain that it will be able to sustain net sales at the level required to achieve profitability on a quarterly or annual basis in the future.

FLUCTUATIONS IN NET SALES CAN CAUSE QUARTERLY RESULTS TO FLUCTUATE AND COULD CAUSE ANNUAL RESULTS TO BE BELOW EXPECTATIONS. A number of factors will cause gross margins to fluctuate in future periods, including the combinations of products sold, marketing and supply decisions, inbound and outbound shipping and handling costs, the level of product returns and the level of discount pricing and promotional coupon usage. Any change in one or more of these factors could reduce gross margins in future periods. Management expects to experience fluctuations in net sales that will cause quarterly fluctuations in operating results. Due to the fact that the Company has a limited operating history, it is always difficult to predict the future sales patterns. If net sales are below expectations during any given quarter, annual operating results could be below the expectations of securities analysts and investors. In the event this occurs, the trading price of the common stock may decline significantly.

INABILITY TO OBTAIN SUFFICIENT QUANTITIES OF KEY PRODUCTS, NET SALES COULD DECREASE. If the Company is not able to offer its customers a sufficient supply and selection of products in a timely manner, it could lose customers and net sales could be below expectations. Success depends on the ability to purchase products in sufficient quantities at competitive prices. As is common in the industry, the Company expects not to have long-term or exclusive arrangements with any manufacturer, distributor or broker that guarantee the availability of products for resale. From time to time, the Company may have trouble obtaining sufficient allocations of key products. In addition, key suppliers may have established and may expand their own retailing efforts, which may impact the ability to get sufficient product allocations from suppliers. Therefore, there is no predictable or guaranteed supply of products.

OUR ABILITY TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE COMPETITORS. The tradeshow industry is new, rapidly evolving and intensely competitive. Management expects competition to intensify in the future because barriers to entry are low, and current and new competitors can enter the market at a relatively low cost and with little difficulty. Increased competition is likely to result in price pressure, reduced gross margins and loss of market share, any of which could seriously harm net sales and operating results. The Company potentially competes with a variety of other companies, including: traditional retailers, which may compete with both an online and offline presence

Many of the competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than does the Company. Many of these current and potential competitors can devote substantially more resources to marketing, merchandising and systems development than can the Company. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with our competitors.

INABILITY TO BUILD AWARENESS OF THE TRADESHOW MARKETING COMPANY LTD.’S BRAND MAY PROHIBIT THE COMPANY FROM COMPETING EFFECTIVELY AGAINST COMPETITORS WHO HAVE GREATER NAME RECOGNITION AND SALES COULD BE ADVERSELY AFFECTED. If the Company is unable to economically achieve or promote and maintain its brand, its business, results of operations and financial condition could suffer. Management believes that the importance of brand recognition will increase as more companies engage in commerce over the Internet. Development and awareness of our brand will depend largely on the Company's success in increasing its customer base. If the leading brands do not perceive the Company as an effective marketing and sales channel for their merchandise, or consumers do not perceive the Company as offering a desirable way to purchase merchandise, the Company may be unsuccessful in promoting and maintaining its brand. Furthermore, in order to attract and retain customers and to promote and maintain its brand in response to competitive pressures, management plans to gradually increase the Company's marketing and advertising budgets and otherwise to increase substantially its financial commitment to creating and maintaining brand loyalty among vendors and consumers.

INTELLECTUAL PROPERTY CLAIMS AGAINST THE COMPANY CAN BE COSTLY AND COULD IMPAIR BUSINESS. Other parties may assert infringement or unfair competition claims against the Company in the event the Company unintentionally sells a product that is a “knock off” (an unauthorized copy or imitation of a product) or manufactures a private label product, and unintentionally infringes on the intellectual property of another company, organization or individual. Management cannot predict whether we will do so, or whether any future assertions or prosecutions will harm the business. If the Company is forced to defend against any infringement claims, whether they are with or without merit or are determined in the Company's favor, then the Company may face costly litigation, diversion of technical and management personnel, or product shipment delays. Further, the outcome of a dispute may be that management would need to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to management, or may just be unavailable.

Our policy is to ensure that all of the products that we sell are original and do not infringe on a copyright or a trademark. We will not knowingly sell an unauthorized copy or imitation of a product. Despite our efforts and diligence, there is a possibility that we may unknowingly, unwittingly and unintentionally feature and sell a product that infringes on a copyright or patent. Management cannot predict whether we will do so, or whether any future assertions or prosecutions will harm the business.

IF THE PROTECTION OF PROPOSED TRADEMARKS AND PROPRIETARY RIGHTS IS INADEQUATE, BRAND AND REPUTATION COULD BE IMPAIRED AND CUSTOMERS COULD BE LOST. The Company intends to take steps to protect proprietary rights, which steps may be inadequate. Management regards copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to its success. The Company intends to rely heavily on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect proprietary rights. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company intends to sell its products and services online. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, the Company may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of intended trademarks and other proprietary rights.

THE LOSS OF THE SERVICES OF ONE OR MORE OF OUR KEY PERSONNEL, OR A FAILURE TO ATTRACT, ASSIMILATE AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL IN THE FUTURE, COULD DISRUPT OPERATIONS AND RESULT IN LOSS OF NET SALES. The Company's future performance will depend on the continued services of its management and key personnel and the ability to attract additional management and key personnel. The loss of the services of one or more of the key personnel could seriously interrupt business. Management depends on the continued services and performance of the senior management and other key personnel. The future success also depends upon the continued service of the executive officers and other key sales, marketing and support personnel.

OUR DEPENDENCE ON INCREASING USE OF THE INTERNET AND ON THE GROWTH OF ONLINE COMMERCE. The Company's future revenues substantially depend upon the increased acceptance and use of the Internet and other online services as a medium of commerce. Rapid growth in the use of the Internet and online commerce is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of customers may not adopt, and/or continue to use, the Internet and online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products.

In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. If the Internet continues to experience significant expansion in the number of users, frequency of use or bandwidth requirements, the infrastructure for the Internet may be unable to support the demands placed upon it. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in, or insufficient availability of, telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally.

The Company's business, financial condition and results of operations would be seriously harmed if: use of the Internet and other online services does not continue to increase or increases more slowly than expected; the infrastructure for the Internet and the Company’s systems infrastructure does not effectively support expansion that may occur; the Internet and other online services do continue to be a viable commercial marketplace; or traffic to the website decreases or fails to increase as expected or if management spends more than was expected to attract visitors to the website.

REQUIREMENTS TO CHANGE THE MANNER IN WHICH THE COMPANY CONDUCTS BUSINESS IF GOVERNMENT REGULATION INCREASES. The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which the Company proposes to conduct its business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on the Company. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress has enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. Laws regulating the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, and taxation apply to the Internet.

In order to comply with new laws regulating online commerce, the Company may need to modify the manner in which it proposes to do business, which may result in additional expenses. For instance, new laws may require that the Company modify or change the way it represents and/or advertises products on its eCommerce web site to comply with the applicable new laws. The Company may need to spend time and money revising the process by which it intends to fulfill customer orders to ensure that each shipment complies with the applicable new laws. The Company may need to hire additional personnel to monitor compliance with the applicable new laws. The Company may also need to modify its software to further protect customers' personal information

LIABILITY FOR THE INTERNET CONTENT THAT IS PUBLISHED. As a publisher of online content, the Company faces potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that it publishes or distributes. If the Company faces liability, then its reputation and its business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online companies. In addition, the Company could be exposed to liability with respect to the unauthorized duplication of content. Although the Company intends to carry general liability insurance, such insurance may not cover claims of these types. The Company cannot be certain that it will be able to obtain insurance to cover the claims on reasonable terms or that it will be adequate to indemnify the management or the Company for all liability that may be imposed. Any imposition of liability that is not covered by our insurance or is in excess of insurance coverage could harm the business. in the event the Company unintentionally uses a registered name or other copyrighted or trademarked material, such as the unauthorized or unintentional duplication of content.

INABILITY TO MEET FUTURE CAPITAL REQUIREMENTS. The Company cannot be certain that additional financing will be available on favorable terms when required, or at all. If the Company raises additional funds through the issuance of equity, equity-related or debt securities, the securities may have rights, preferences or privileges senior to those of the rights of the common stock and those stockholders may experience additional dilution. Management currently anticipates that the private financing done to date, together with expected revenues, will be sufficient to meet anticipated needs for working capital and capital expenditures through at least the next 12 months. After that, the Company may need to raise additional funds.

THE COMMON STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL STOCKHOLDERS. The market price for the Company's common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond the Company's control: actual or anticipated variations in the quarterly operating results; announcements of technological innovations or new products or services by the Company or its competitors; changes in financial estimates by securities analysts; conditions or trends in the Internet and/or online commerce industries; changes in the economic performance and/or market valuations of other online commerce or retail companies; announcements by management or competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments; additions or departures of key personnel; and potential litigation.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of the Company's common stock.

DUE TO STOCK PRICE VOLATILITY, THE COMPANY COULD FACE A SECURITIES CLASS ACTION LAWSUIT. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If the Company was sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and would cause the stock price to fall.

THE DECISION TO PAY DIVIDENDS, IF ANY, WILL BE AT THE DISCRETION OF THE COMPANY’S BOARD OF DIRECTORS. YOU MAY HAVE TO LOOK TO PRICE APPRECIATION ALONE FOR ANY RETURN ON YOUR INVESTMENT. Some investors favor companies that pay dividends, particularly in general downturns in the stock market. We have not declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth, and we have no immediate plans at this time to pay a dividend. Because we may not pay dividends, your return on this investment likely depends on your selling our stock at a profit.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK. We are currently not exposed to any significant financial market risks from changes in foreign currency exchange rates or changes in interest rates and do not use derivative financial instruments. All of our revenue and capital spending is transacted in U.S. and Canadian dollars. However, in the future, we may enter into transactions in other currencies. An adverse change in exchange rates would result in a decline in income before taxes, assuming that each exchange rate would change in the same direction relative to the U.S. and Canadian dollars. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or foreign currency sales price as competitors' products become more or less attractive.

SHARES OF OUR COMMON STOCK MAY BE "PENNY STOCKS”. RISKS ASSOCIATED WITH PENNY STOCK CLASSIFICATION: The Company’s stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3151-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which (i) contained a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contained a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws; (iii) contained a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price; (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) month account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

ITEM 2.   MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Nature of Business
The Tradeshow Marketing Company (“Tradeshow”) commenced business operations on December 03, 2003. Over the past twenty years, Tradeshow’s management team and demonstration professionals have worked in the direct sales industry, directly marketing a variety of products to consumers at trade shows, malls (kiosks), fairs and exhibitions throughout Canada and the United States. The Company’s product categories include specialty household, beauty and fitness, home and garden and electronics products. The products we retail are generally small ticket items, are innovative, and desired by the target audience. Price points for our products typically start in the $50 range and our target demographic is in the $50,000 - $100,000 annual income range.

Products from various suppliers that we have sold in the past included:

a) Ontel Products: “As Seen On TV” products that include the Swivel Sweeper, Glass Wizard and AB Master;
b) American Direct (TriStar): product supplied includes the Lateral Thigh Trainer and Jack Lalanne’s Power Juicer;
c) Cava Industries: supplies the Cold Heat Soldering Tool and Smart Spin containers;
d) ITW Space Bags: supplies Space Bags for storage;
e) Orange Glow International: suppliers of cleaning products OxiClean, Orange Glo, and Kaboom, among others;
f) Overbreak: supplies toys that include Hover Disc, Hover Copter and Rainbow Art.

Sales volumes for products fluctuate. Typically, the Company experiences the highest sales volume for products that are demonstrated via infomercials, during those periods when the infomercials are advertised on television. No one particular product represents a material portion of our revenues for the entire fiscal year. Rather, annual gross sales are derived from numerous products, with eight to ten feature products, on average, being the biggest sellers.

For the period ended May 31, 2006 the bulk of our sales revenue has come from our retail stores and Internet sales. Both sales channels are experiencing moderate growth. Store sales continue to lead Internet sales.

Measures Tradeshow has taken to build infrastructure
To date, Tradeshow has sold product at a number of venues that includes trade shows, malls (kiosks) fairs, exhibitions in the following cities: Canada: Vancouver, Abbotsford, Victoria, Nanaimo (includes mall kiosks), Calgary, Edmonton, Regina, Saskatoon, Winnipeg, Toronto (every second year); United States: Puyallup, WA, Tacoma, WA, Pomona, CA.

On August 31, 2005, Tradeshow acquired the assets and sub-leases of two retail stores in the Arrowhead and Paradise Valley Malls in Phoenix, Arizona. Following the acquisition, the Company changed the name of the two stores to “Sandstrom OnTV”. The Company’s Sandstrom OnTV stores feature a unique and diverse mix of innovative consumer products, which includes the same merchandise that the Company demonstrates and sells at tradeshow venues.

Acquisition of productive assets
The acquisition of the two retail stores was an acquisition of productive assets, as the Company purchased the assets of, and assumed the sub-leases for, both retail businesses. The Company also received the rights to use the “As Seen On TV” trade name for the stores, but has decided to use the name Sandstrom OnTV” instead. The Company acquired $35,000 dollars of stock and equipment in the acquisition. The assets acquired included an inventory of “as seen on TV” like products valued at the time of the transaction at $25,000 (based on the products wholesale prices; the retail value is approximately double that figure), and store fixtures, such as shelving, displays casing video surveillance equipment, computers, a cash register and a credit card machine, the value of which was deemed to be $10,000.

Currently, each store is fully operational and is open for business during regular mall hours. Both stores are staffed. There are four full-time employees (as at May 31, 2006).

The approximate square footage of each store is 530 sq feet.

The Company has two operating subleases for retail outlets located in the Arrowhead and Paradise Valley Malls, Arizona with aggregate monthly payment of $8,045 or $96,450 per year. The lease on Paradise Valley store expires in December 2008, and the lease on Arrowhead store expires in December 2006. The numbers shown below assume that the Company will be able to renew its lease or sublease and continue to operate these facilities at the current rate:

	Year 1	Year 2	Year 3	Year 4	Year 5
Retail Outlets	$96,450	$96,450	$96,450	$96,450	$96,450

Tradeshow assumed the leases for both store locations. The Arrowhead Mall lease expires Dec 2006(in the Company’s 2007 fiscal year) and Paradise Valley Mall lease expires Dec 2008(in the Company’s 2009 fiscal year).

Operations for the Next Twelve Months
The acquisition of the two mall-based stores in Phoenix, AZ, may bolster the Company’s potential ability to generate revenue, as the acquisition shares synergies with Tradeshow’s overall business model and revenue objectives; and (2) each store location is a turnkey operation in trafficked malls that are open seven days a week. In addition, the Company changed the name of the stores, with the intention to (1) reflect a change in ownership and management; (2) to establish the “Sandstrom” name as a recognizable retail destination and a proprietary private label brand; and (3) to establish a platform from which to launch its franchise concept.

Sandstrom OnTV Corporate Stores and the Sandstrom Franchise model
The acquisition of the two Sandstrom stores in Phoenix, AZ, marks the beginning of Tradeshow’s plan to (1) operate corporate stores and (2) to offer a franchised retail business on a “stand-alone” basis or as a bundle of franchised stores that are exclusive to a specific region or territory. The Company’s two Sandstrom stores will serve as the model for its franchise retail offering. The Company plans to sell the franchise rights to 50 stores in calendar2007 and up to a further 100 by the end of calendar year of 2009 Targeted locations include malls and high-visibility, high-trafficked street addresses. Overall, management believes there is a potential for up to 300 corporate owned and franchised stores in the United States. Management anticipates that they will bundle and offer the rights to multiple store franchises based on territorial exclusivity and competitive pricing.

To implement our franchise concept and strategy, we engaged Norm Friend, a franchising expert, to create an area franchising development strategy for the Company’s Sandstrom stores. Mr. Friend has written several books on franchising and wrote the Company’s manuals for franchise offerings. The manuals and the franchise plan were completed and submitted to the Company November 3, 2005.

For a copy of Tradeshow’s Franchising Agreement see Exhibit 10.1

Since the start of the fiscal 2004 year, on June 01, 2004, the Company’s principals have attended trade shows in the following cities: Canada: Vancouver, Abbotsford, Victoria, Nanaimo, Calgary, Edmonton, Regina, Saskatoon, Winnipeg, Toronto (every second year); United States: Puyallup, WA, Tacoma, WA, Phoenix, AZ.

Examples of products sold to generate revenue at these shows included:

a) Ontel Products: “as seen on TV” products that include the Swivel Sweeper, Glass Wizard and AB Master;
b) American Direct (TriStar): product supplied includes the Lateral Thigh Trainer and Jack Lalanne’s Power Juicer;
c) Cava Industries: supplies the Cold Heat Soldering Tool and Smart Spin containers;
d) ITW Space Bags: supplies Space Bags for storage;
e) Orange Glow International: suppliers of cleaning products OxiClean, Orange Glo, and Kaboom, among others;
f) Overbreak: supplies toys that include Hover Disc, Hover Copter and Rainbow Art.

Over the next twelve months, the Company will continue to introduce and sell a diverse mix of innovative merchandise directly to consumers via tradeshows, malls (kiosks), fairs, and exhibitions. Tradeshow will also sell the same merchandise as part of its offerings in its two new mall-based stores.

In addition, the Company has developed an e-commerce website so that it may offer the latest products to consumers online, promote the Company’s sales channels, and increase its marketing reach. The Company’s e-commerce website features the same products that the Company demonstrates at trade shows and in its mall-based retail stores.

The Company has sufficient cash on hand to finance operations for the next twelve months. Management anticipates that it may raise additional capital, ad hoc, from individuals who are keen to invest in the Company. Management will use any funds raised to execute and fulfill the business objectives as outlined above, namely, for franchise development and expansion, for the possible addition of corporate stores, and for the further development of the Company’s e-commerce website.

The combination of existing cash, expected revenues and possible debt and/or equity financing, is intended to provide the Company with sufficient operating capital for the coming twelve months, to May 31, 2007. In the event that management does raise additional capital, it will do so through the issuance of additional financings via private placements and/or related party advances. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution for our stockholders. There can be no assurance that additional funding will be available on favorable terms. If adequate funds are not available within the next twelve months, we may be required to further curtail or suspend operations. In the alternative, we may seek funding through arrangements with collaborative partners or others that may require us to relinquish rights that we would not otherwise relinquish.

Revenues

The following discussion is based on our consolidated financial statements:

The Company generated revenue of $33,801 from operations for the fiscal year that commenced June 01, 2004 and ended May 31, 2005. For the fiscal year that began on May 31, 2005 and ended on May 31, 2006, we generated revenue of $365,563, an increase of 982% over the previous fiscal year.

For each of the fiscal years ended May 31, 2005 and May 31, 2006, we recognized losses from operations. Net loss from operations for the twelve months ended May 31, 2005 was $58,941. Net loss from operation for the twelve months ended May 31, 2006, was $358,473 The increase in operating loss of $299,532 between the fiscal years ended in May 31, 2005 and May 31, 2006 was due to increased general and administrative expenses of $321,712 and increased legal, accounting, and consulting expenses of $96,565. For the twelve month period that ended May 31, 2006, officer compensation increased by $24,226, from $274 in 2005 to $24,500 in 2006. As a measure to conserve cash for the fiscal years ended May 31, 2005 and May 31, 2006, the Company chose to increase the payment to executives in stock and to decrease the payment in cash.

As at May 31, 2005, we had $86,876 in cash. On May 31, 2006, we had $43,538 in cash, representing a year over year decrease of $43,338 or 50%. At May 31, 2005, we had total current assets of $92,930 that consisted of cash, cash equivalents and inventory, and total current liabilities of $24,171 that consisted of accounts payable and a vehicle loan of $5,484. At May 31, 2006, we had total current assets of $79,974 and total current liabilities of $51,907 with total current assets exceeding total current liabilities by $28,067. The increase in current liabilities for the twelve-month period ended May 31, 2006 was due to an increase in accounts payable of $27,736 over the previous fiscal year. The current portion a vehicle loan remained the same at $5, 484.

Cash received from financing for the fiscal year ended May 31, 2005, was $165,081. For the fiscal year, which ended on May 31, 2006 cash received from financing was $321,841. Cash utilized in operations for the fiscal year that ended on May 31, 2005 was $119,575. Cash utilized in operations for the fiscal year, which ended on May 31, 2006, was $296,162 an increase of $176,587, which was due to increases in accounts payable, as well as increased consulting and professional services. As at May 31, 2006, the Company had an ending cash balance of $43,538.

Capital Structure and Financings

Common Stock

The Company is authorized 500,000,000 common shares with a $0.0001 par value.

On May 31, 2006, the Company had approximately 17,869,283 shares outstanding. To date, our principal capital resources have been acquired through a combination of short-term debt and the issuance of capital stock.

NOTES PAYABLE

Following are the notes payable as of May 31, 2006 and 2005 the Current portion of vehicle loan is estimated using the $CDN payment times the 2006 average exchange rate to $US:

May 31,	2006	2005

Installment note on vehicle,
$457 ($USD) payment for 60 months,
Annual interest rate at 7.39%	$18,553	$21,502
Less: Current Portion	(5,484)	(5,484)
Long-Term Portion	14,253	17,202

Demand note, non-interest,
Shareholder	28,673	15,000

Notes Payable	$41,742	$31,018

Leases
The Company has two operating subleases for retail outlets located in the Arrowhead and Paradise Valley Malls in Phoenix, Arizona with aggregate monthly payment of $8,045 or $96,450 per year. The lease on Paradise Valley store expires in December 2008, and the lease on Arrowhead store expires in December 2006. The numbers shown below assume that the company will be able to renew its lease or sublease and continue to operate these facilities at the current rate:

	Year 1	Year 2	Year 3	Year 4	Year 5
Retail Outlets	$96,450	$96,450	$96,450	$96,450	$96,450

The Company has no other contingencies.

Basis of Presentation
The accompanying financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Actual results could differ from those estimates. The estimates and critical accounting policies that are most important in fully understanding and evaluating our financial statements and results of operations are discussed below.

We are currently recognizing revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition in Financial Statements." Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility is reasonably assured.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has sustained a loss in the periods ended May 31, 2006and May 31, 2005. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

Management will continue to seek funding, primarily on an ad hoc basis, from its shareholders and other qualified investors to pursue its business plan of purchasing retail stores.

Our independent auditors have issued a going concern opinion on our consolidated financial statements that raises substantial doubt about our ability to continue as a going concern.

We have not been profitable and have experienced negative cash flow from our operations due to our on-going investment in development efforts and expenditures to build the appropriate infrastructure to support our growth. Consequently, we have been dependent on private placements of equity to fund cash requirements.

ITEM 3.  DESCRIPTION OF PROPERTY.

Tradeshow Marketing Company, Ltd.’s head office is located at 4550 East Cactus Rd, Suite 220 Phoenix, Arizona where the Company also operates one of its retail Sandstrom On TV stores. The Company believes its existing facilities will be adequate to meet its anticipated needs for the foreseeable future.

Tradeshow recently acquired the assets and sub-leases of two “As Seen On TV” retail stores in Phoenix, Arizona. The Company changed the name of the stores to Sandstrom OnTV.

The aggregate monthly payment for both leases is $8,045 or $96,450 per year. The lease on the Paradise Valley store expires in December 2008, and the lease on the Arrowhead store expires in December 2006.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock:

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Bruce Kirk 72 Strickland St. Nanaimo, BC V9R 4R9	10,000,000	59.69%

(b) The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by each director and executive officer of the Company.

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Bruce Kirk 72 Strickland St. Nanaimo, BC V9R 4R9	10,000,000	59.69%

Common	Marion Huff(¹ ) 72 Strickland St. Nanaimo, BC V9R 4R9	50,000	0.30

Common	Peggie-Ann Kirk(²) 1002 - 5805 Balsam Street Vancouver, B.C. V6M 4B8	100,000	0.60

Common	Norm Friend (Franchise 101 Inc.) 425 Southborough Drive West Vancouver, B.C. V7S 1M3	38,592	0.23

Common	Hashem Sharifi As Seen on TV Store ,Hawaii 1050 Ala Moana Blvd.,Honolulu, HI 96814	35,000	0.21

Common	Luniel De Beer 648 237th PL SE Sammamish, WA 98074-3632, USA	100,000	0.60

Common	Mr. Robert Detwiler 2918 W Paradise Drive, Phoenix AZ 85029-3309	10,000.06

1 Ms. Marion Huff is the common-law spouse of Mr. Bruce Kirk
2 Peggie-Ann Kirk is the sister of Mr. Bruce Kirk

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The Company's directors and executive officers are as follows:

Mr. Bruce Kirk (President & CEO) Age: 62

Mr. Kirk has acted as the President of the Company since its inception in December 03, 2003. Prior to this, he was a partner in Kirk-Huff Marketing, the unincorporated precursor of the Company. Mr. Kirk has been in private business and direct sales for more than 35 years. His experience includes owning his own real estate sales firm, a direct sales and distribution company, and for the last twenty years demonstration sales at home shows and trade shows. Mr. Kirk studied and received his undergraduate in Psychology from the University of British Columbia.

Mr. Kirk has acted as the President of the Company since its inception in December 03, 2003 to the present.

From January 1, 1990 to December 2, 2003, he was a partner in Kirk-Huff Marketing, the unincorporated precursor of the Company.

Mr. Kirk offers part-time services to the Company.

Mr. Kirk allocates all opportunities to the Company.

Ms Marion Huff (COO) Age: 51

Ms. Huff has acted as the COO of the Company since its inception in December 03, 2003. Prior to this, she was a partner in Kirk-Huff Marketing, the unincorporated precursor of the Company. Ms. Huff has an extensive background of team building, consulting and training. After completing her BSC in Home Economics and studies in Sociology and Psychology at the University of Alberta, Ms. Huff worked with the Government of Alberta in youth and childcare programs, training, supervising and motivating staff. Later Marion worked with other Alberta based companies in human resource capacities responsible for hiring, supervision, scheduling and overseeing. For the past fifteen years Ms. Huff has been working in the direct sales industry as a professional sales demonstrator, staff recruiter, trainer and motivator.

Ms. Huff has acted as the COO of the Company since its inception in December 03, 2003 to the present.

From January 1, 1990 to Dec 2, 2003, she was a partner in Kirk-Huff Marketing, the unincorporated precursor of the Company.

Ms. Huff offers part-time services to the Company.

Ms Peggie-Ann Kirk  (CFO) Age: 60

Ms. Kirk has operated her own accounting services company for the previous 25 years. Ms. Kirk has been in the accounting field for 27 years. Ms. Kirk has a Bachelor of Arts degree from Simon Fraser University, a Bachelor of Education degree from the University of New Brunswick and has done graduate work at McGill University. Ms. Kirk worked as a municipal clerk-treasurer and has been self-employed as an accountant for over 25 years.

Ms. Kirk has acted as the CFO of the Company since its inception in December 03, 2003 to the present.

From Jan 1, 1980 to the present she has been the sole proprietor of PK Bookkeeping and Accounting Services.

Ms. Kirk offers part-time services to the Company.

Mr. Norm Friend (Head of International Franchise Development) Age: 49

Norm Friend is widely recognized as an expert in expansion strategies, franchise development and franchisee recruitment with over 20 years experience in all aspects of franchising. Friend is co-author of the two best-selling franchise books -- "The Complete Canadian Franchise Guide" (hard cover), and "So You Want to Buy a Franchise". He also wrote the original text for the Canadian Franchise Association's publication "Investigate Before You Invest". He has contributed numerous articles on franchising and business to various publications, been interviewed extensively by the media and presented numerous seminars and keynote talks to business organizations, universities, colleges, professional associations and financial institutions throughout North America.

Mr. Friend has acted as the Head of International Franchise Development for the Company since May 16, 2005.

Mr. Friend offers part-time services to the Company.

Mr. Luniel de Beer (CTO) Age: 35

Mr. De Beer has acted as the Chief Technology Officer of the Company from September 1, 2005 to the present, offering full-time services to the Company.

Previously from 2004 to 2005, Luniel worked with Ekaria LLP to create and manage the Operations group responsible for managing the daily operations of the American Express corporate procurement solution and the American Express Membership Rewards eCommerce solution, named ShopAmex.  During this time, Luniel’s group was responsible for streamlining corporate operations, defining partner requirements, managing customer relations, and managing the design and implementation of new process- and software solutions, both internal and external to Ekaria LLP and American Express.

From 2000 to 2004, Luniel specialized in building out software build labs at Microsoft Corporation in Redmond Washington.  During that time, he built acted either as a contracted consultant or a fulltime consultant in various groups within the organization, architecting the hardware, software, automation, and human resources aspects of software build labs.  More specifically:

•	From 2000 to 2001, he consulted to Microsoft through his own consulting firm, where he established and maintained the build lab for the Microsoft Learning Technologies group.
•	From 2001 to 2002, he worked as a fulltime Microsoft employee, where he pioneered, developed, and maintained the build and test labs for the Microsoft Mobile Information Server group.
•	From 2002 to 2003, he worked as a fulltime Microsoft employee, assisting the Microsoft Exchange Server group in streamlining software build lab operations.
•	During 2003, he consulted to Microsoft through Volt Technologies, where he pioneered and developed the build lab for the Information Worker New Markets group.
•	From 2003 to 2004, he consulted to Microsoft through Volt Technologies, consulting to the Information Worker New Markets group on Software Release Management.

Luniel de Beer has been architecting technology solutions for over 17 years, with software development and product management experience in several countries including South Africa, Taiwan, and the USA. He has focused his career on solving technology solutions through the creative streamlining of operations and process flow, the cross-training and cross-utilization of existing corporate resources, and finally the innovative integration of state-of-the-art technology. Luniel's most recent enterprise architecting experience has been on a high-profile E-Commerce solution where he streamlined corporate operations, defined partner requirements, owned customer relations, and managed the design and implementation of new process- and software solutions, both internal and external.

Mr. De Beer offers full-time services to the Company.

Mr. Hashem Sharifi (Director) Age: 54

Mr. Sharifi presently owns and operates a ``As Seen On TV'' store in Honolulu, Hawaii. He also wholesales products to major local department stores and is present at large tradeshows and retail events throughout the Islands. Hashem received an M.A. degree in business from Marywood University in Scranton, Penn. From 1984-1990, Hashem worked with a company in Boston, Mass. He was responsible for both wholesale and retail in home shows and exhibitions. Hashem formed his own company, Pioneer Promotions, in 1990 based out of Seattle, Wash. Mr. Sharifi eventually moved his headquarters to Hawaii, where he presently resides.

Mr. Sharifi has acted as Director to the Company from July 19, 2005 to the present.

From July 1, 1990 to the present he has been the President of Pioneer Promotions Inc. a specialty retail company based in Honolulu Hawaii.

From 1984-1990, Hashem worked with a company in Boston, Mass. He was responsible for both wholesale and retail in home shows and exhibitions.

Mr. Sharifi offers part-time services to the Company.

Robert Detwiler (Director) Age: 36

Mr. Detwiler has acted as Director to the Company from August 01, 2005 to the present.

From 1989 to the present, Robert has been President of Desert Island Businesses LLC. specializing in Direct Sales consulting.

Mr. Detwiler has been instrumental in helping develop several start-up companies through his consulting, designing and constructing of sales systems. Robert has owned and operated a direct sales company that did business in 40 countries world wide and has worked with a multi-billion dollar Japanese company where he helped market, train, and educate over a 1000 sales consultants, resulting in record growth and revenues. Robert has attended and helped organize motivation, inspirational, investment and mind-set coaching seminars and conferences around the USA and in the South Pacific region.

Mr. Detwiler offers part-time services to the Company.

INVOLVEMENT IN CERTAIN MATERIAL LEGAL PROCEEDINGS DURING THE PAST FIVE YEARS
(1)	No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations or is subject to any pending criminal proceeding.
(2)
No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3)
No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4)	No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

ITEM 6. EXECUTIVE COMPENSATION.

Currently, most officers and directors of the Company do not require more than forty hours per month to adequately manage the affairs of the Company. Time per week spent on business:

Mr. Bruce Kirk (President & CEO spends forty hours or less per month to adequately manage the affairs of the Company.

Ms Marion Huff (COO) spends forty hours or less per month to adequately manage the affairs of the Company.

Ms Peggie-Ann Kirk (CFO) spends forty hours or less per month to adequately manage the affairs of the Company.

Mr. Norm Friend (Consultant - Head of International Franchise Development) spends forty hours or less per month to adequately manage the affairs of the Company.

Luniel de Beer (CTO) spends more than forty hours per month to adequately manage the affairs of the Company.

Hashem Sharifi (Director) spends forty hours or less per month to adequately manage the affairs of the Company.

Mr. Robert Detwiler (Director) spends forty hours or less per month to adequately manage the affairs of the Company.

The following details the compensation agreement Tradeshow Marketing has in place for officers and directors for their management and consulting services as outlined in the Company’s “Engagement Agreement”:

Compensation Executive Officers of the Company

Summary Compensation Table
(All figures are in US dollars)

		Annual Compensation
Name and				Amounts paid in lieu of salaries for
Principal Position	Year(1)	Salary ($)	Bonus ($)	consulting functions ($)

Mr. Bruce Kirk	2006	20,500	Nil
	2005	25,500	Nil
	2004	5000	Nil	1,000(2)

Ms. Marion Huff	2006	Nil	Nil	5,000(3)
	2005	Nil	Nil
	2004	Nil	Nil

Ms. Peggie-Ann Kirk	2006	12,000	Nil	10,000(4)
	2005	5,000	Nil
	2004	1,900	Nil

Mr. Norm Friend	2006	7,007	Nil	13,507(5)
	2005	6,500	Nil

Mr. Luniel de Beer	2006	64,000	Nil	10,000(6)
			Nil

Mr. Hashem Sharifi	2006	Nil	Nil	3,500(7)
	2005	Nil	Nil

Mr. Robert Detwiler	2006	Nil	Nil	1,000(8)

(1)	Inception on December 03, 2003. Year ends May 31st.
(2)	10M founders shares @.0001/share
(3)	50,000 shares @ .10/share
(4)	100,000 shares @ .10/share
(5)	38,592 Shares @ .35/share
(6)	100,000 Shares @ .10 /share
(7)	35,000 Shares @ .10/share
(8)	10,000 shares @.10/share

As a measure to conserve cash for the fiscal years ended May 31, 2005 and May 31, 2006, the Company chose to increase the payment to executives in stock, and to decrease the payment in cash, for their consulting services.

In future periods, the Company may elect to use cash to compensate executives and that may have a negative affect on the Company’s liquidity. Currently there are no plans to make any changes to officer compensation.

Compensation for officers and directors
Director’s fee: For all services rendered by the Director under this Agreement, the Company shall pay the Director a one-time base fee of between 10,000 and 100,000 shares issued from treasury of the Company; (2) Incentives/Bonuses: In addition to the fee set forth above, the Director shall be compensated from time to time for the raising of capital for the Company, the introduction of private placements to the Company, or any such other event that encourages investment in and/or improves the operability of the Company; and (3) Expenses Reimbursement: The Company will reimburse the Director for the costs of all travel to meetings where attendance has been specifically requested by the Company.

Benefits
If the Director becomes eligible therefore, the Company shall provide the Director with the right to participate in and to receive benefits from all insurance and all similar benefits made available generally to employees of the Company, as determined by the Board of Directors of the Company. Notwithstanding the foregoing provisions of this section, the amount and extent of any benefits to which the Director may be entitled shall be governed by the provisions of any employee benefit plans adopted by the Company, as amended from time to time.

At present, the Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

To date, executives have been compensated with stock and the Company has not paid cash to executives as compensation. Individuals who act in a consulting capacity to the Company, who are also executives with the Company, have been compensated for consulting work performed for the Company, which work was outside of the scope of their role as an executive. Accordingly, Peggie-Ann Kirk was paid $500 CDN per month starting January, 01, 2004, to May 01, 2005, and $1000 CDN per month starting June 01, 2005, until present, as compensation for bookkeeping and accounting services, but not for services as an executive. Bruce Kirk was paid $2000 CDN per month starting December 01, 2003, for management services and demonstration work at tradeshows. (Payment to Mr. Kirk stopped December 31st, 2005). Luniel de Beer has been paid $8000 USD per month from Oct 1, 2005 to May 31, 2006 for web development and consulting services for a total of $64,000 USD. Norm Friend was paid $13,507 USD for consulting services concerning developing the franchise model. These are the only Company executives to receive compensation for consultancy services.

In future periods, the Company may elect to use cash to compensate executives and that may have a negative affect on the Company’s liquidity. As a measure to conserve cash, the Company compensates executives with stock and does not use cash as compensation. Currently there are no plans to make any changes to officer compensation.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On May 12, 2005, the Company announced that it had retained Excel Relations to carry on its investor relations program. Excel Relations is the investor relations arm of the Company. Excel Relations addresses investor inquiries by phone and by mail.

The Company has not signed any agreements for promotion with third party members.

ITEM 8.   DESCRIPTION OF SECURITIES.

The authorized capital stock of the Company consists of 500,000,000 shares of common stock, $0.0001 par value per share, of which there are 17,869,283 shares issued and outstanding. The Company is not authorized to issue any shares of Preferred Stock. The following summarizes the important provisions of the Company's capital stock.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders; have no preemptive rights; have no conversion or redemption rights or sinking fund; do not have cumulative voting rights; and share ratably in dividends, in the event that dividends are declared. The adoption of a dividend plan, if any, will be at the discretion of the Company’s Board of Directors. To date, the Company has not paid any dividends. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

DIVIDENDS . The adoption of a dividend plan, if any, will be at the discretion of the Company’s Board of Directors. Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be at the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, and accordingly the Board of Directors does not anticipate declaring any dividends.

TRADING OF SECURITIES IN SECONDARY MARKET

The Company presently has 17,869,283shares of common stock issued and outstanding. Our stock is traded on the Over-the -Counter Pink Sheets and price quotations for our stock reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

TRANSFER AGENT

Our independent stock transfer agent is Holladay Stock Transfer, Inc. located in Scottsdale, Arizona. U.S.A. The mailing address and telephone number is: 2939 North 67th Place, Scottsdale, Arizona 85251; (480)481-3940.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION
The Company's Common stock is quoted on the OTC Pink Sheets under the symbol "TSHO".

Quarter	High*	Low*
Quarter ended August 31, 2004	(did not trade till November 2004)	(did not trade till November 2004)
Quarter ended November 30, 2004	0.15	0.12
Quarter ended February 28, 2005	0.15	0.097
Quarter ended May 31, 2005	0.13	0.49
Quarter ended August 31, 2005	0.25	0.50
Quarter ended November 30, 2005	0.40	0.33
Quarter ended February 28, 2006	0.45	0.28
Quarter ended May 31, 2006	0.30	0.19

*Our stock is traded on the Over-the -Counter Pink Sheets and these quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

HOLDERS
There are currently 39 holders of the Company's common stock.

ITEM 2.  LEGAL PROCEEDINGS.

The Company is not a party to any legal proceeding. No property of the Company is the subject of a pending legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

There has been no change in or disagreements with Accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES. USE OF PROCEEDS FROM REGISTERED SECURITIES.

The Company is authorized 500,000,000 common shares with a $0.0001 par value.

Outstanding Shares

On May 31, 2006, the Company had approximately 17,869,283 shares outstanding. To date, our principal capital resources have been acquired through a combination of short-term debt and the issuance of capital stock.

Year Ended May 31, 2006

On July 15, 2005, the Company issued 291,400 common shares at $0.15 per share in a private placement for cash in the amount of $43,710.

Between August 15 and August 30, 2005 the Company issued 420,000 common shares at $0.25 per share in a private placement for cash in the amount of $105,000.

During the period ended May 31, 2006, the Company issued 310,000 common shares at $0.10 per share for director and consulting services valued at $31,000. These director shares had been agreed upon in the first fiscal year, but were not issued until the last fiscal period.

On December 1, 2005 the Company issued 275,920 common shares at $0.25 per share in a private placement for $68,980 cash.

On February 20, 2006 the Company issued 20,000 common shares at $0.50 per share in a private placement for $10,000 cash.

On February 28, 2006 the Company received and cancelled 200,000 common shares that were issued in error.

Year Ended May 31, 2005

On July 8, 2004, the Company issued 666,667 common shares in a private placement at $0.15 per share for a total of $100,000 cash less $89,264 deposits previously received.

On August 1, 2004, the Company issued 5,300,000 common shares under a previously committed Regulation D 504 offering and raised $5,000. These funds were used to pay legal fees.

On August 1, 2004, the Company received and cancelled 41,000,000 common shares from its founder.

On April 30, 2005, the Company issued 38,592 common shares for consulting services valued at

$13,507 or $0.35 per share.

On May 31, 2005, the Company issued 746,407 common shares at $0.15 per share in a private placement and received $28,578 cash and $83,427 subscriptions Receivable.

During the fiscal year ended May 31, 2005, the Company sold additional shares through private placements. Total shares issued were 746,700. All shares were sold at a price of $0.15 per share for a total of $112,005.

Name of Shareholder:	Number of shares:
Anthony Birkin	80,000
Kita-Kaine Investment Holdings Inc. Beneficiary: John Kirk	666,700

Year Ended May 31, 2004

At inception the Company Issued 51,000,000 million shares to the founder for an investment of

$5,100. After year end the founder returned and the Company cancelled 41,000,000 common shares leaving a net of 10,000,00 for the founder.

During the year ended May 31, 2004 cash deposits on private placement stock subscriptions in the amount of $89,264 were received the stock was not issued until July 8, 2004.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Pursuant to the Company’s bylaws, the Company may indemnify any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that that person is or was a director, officer or employee of our Company.

Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted for directors, officers and controlling persons of our company under our bylaws or under any contract, arrangement, statute, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S

THE TRADESHOW MARKETING COMPANY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

MOORE & ASSOCIATES, CHARTERED

ACCOUNTANTS AND ADVISORS

    PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
The Tradeshow Marketing Company Ltd (A Development Stage Company)
Las Vegas, Nevada

We  have  audited  the accompanying  balance  sheet  of The  Tradeshow  Marketing Company Ltd (A Development Stage Company) as of May 31, 2005 and 2006, and the related statements of operations, stockholders’ equity and cash flows through May 31, 2005  and 2006,  and the  years  then  ended.    These  financial  statements  are  the responsibility  of  the  Company’s  management.   Our  responsibility  is  to  express  an opinion on these financial statements based on our audits.

We  conducted  our  audits  in  accordance  with  standards  of  the  Public  Company Accounting Oversight Board (United States). Those standards require that we plan and perform  the  audits  to  obtain  reasonable  assurance  about  whether  the  financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made  by  management,  as  well  as  evaluating  the overall  financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects,  the  financial position  of The  Tradeshow  Marketing Company Ltd (A  Development  Stage Company) as of May 31, 2005 and 2006 and the results of its operations and its cash flows through May 31, 2005 and 2006 and the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The  accompanying  financial statements  have  been  prepared  assuming  that  the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company’s net losses and accumulated deficit of $441,572 as of May 31, 2005 and 2006 which raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered
Las Vegas, Nevada
August 25, 2006

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7511 Fax (702) 253-7501

THE TRADESHOW MARKETING COMPANY LTD.
BALANCE SHEET

ASSETS	May 31, 2006	May 31, 2005
Current Assets
Cash and Cash Equivalents	43,538	$86,876
Inventory	36,436	6,054
Total Current Assets	79,974	92,930
Long Term Assets
Equipment - Net	18,805	5,399
Vehicles - Net	14,305	17,999
Network Infrastructure & Software	43,763	-
Other Assets	3,673	7,574
Total Long Term Assets	80,546	30,972
Total Assets	160,520	123,902
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Accounts Payable	46,423	$18,687
Current Portion - Vehicle Loan	5,484	5,484
Total Current Liabilities	51,907	24,171
Vehicle Loan	13,069	16,018
Loan from Shareholder	28,673	15,000
Total Liabilities	93,649	55,189
Stockholders' Equity
Common Stock, authorized 50,000,000 shares, par value $0.0001, issued and outstanding on May 31, 2006 and May 31, 2005 is 17,869,283 and 16,751,963 respectively	1,788	1,676
Paid in Capital	488,414	229,836
Subscription Receivable		-(83,427)
Accumulated Currency Translation	18,241	3,727
Accumulated Deficit	(441,572)	(83,099)
Total Stockholders' Equity	66,871	68,713
Total Liabilities and Stockholders' Equity	160,520	123,902

The accompanying notes are an integral part of these financial statements.

THE TRADESHOW MARKETING COMPANY LTD.

Statements of Operations

	Year ended May 31
	2006	2005
Revenue	$365,563	$33,801
Cost of Sales	200,069	11,278
Gross Profit	165,494	22,523
Expenses
General and Administrative	365,977	44,265
Professional Fees	133,490	36,925
Officer Compensation	24,500	274
Total Expenses	523,967	81,464
Net Profit / (Loss)	(358,473)	(58,941)
Other Comprehensive Income / (Loss)
Currency Translation	14,541	2,612
Comprenhensive Income	$(343,932)	$(56,329)
Basic and Diluted
(Loss) per Share	$(0.02)	$-
Weighted Average
Number of Shares	17,640,886	15,145,325

The accompanying notes are an integral part of these financial statements.

THE TRADESHOW MARKETING COMPANY LTD.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	Common Stock		Paid in	Subscriptions	Foreign Currency	Accumulated	Total
	Shares	Amount	Capital	Receivable	Translation	Deficit	Equity
Shares issued to founder	51,000,000	5,100	$-	$-			5,100
at $0.0001 per share
Deposits received for
Stock Subscriptions				89,264			89,264
Currency Translation					1,115		1,115
Net Loss						(24,158)	(24,158)
Balance May 31, 2004	51,000,000	5,100	-	89,264	1,115	(24,158)	71,321

Founders Shares Cancelled	(41,000,000)	(4,100)					(4,100)
Shares issued for Cash at $0.001 per share	5,300,000	530	4,770				5,000

Shares Issued for Services at $0.35 per share	38, 592	4	13,503				13,507
Shares Issued for Cash at $0.15 per share	666,667	67	99,933	(89,264)			10,736
Shares Issued for Cash and subscriptions receivable at $0.15 per share	746,704	75	111,930	(83,427)			28,578
Currency Translation					2,612		2,612
Net (Loss)						(58,941)	(58,941)

Balance, May 31, 2005	16,751,963	1,676	229,836	(83,427)	3,727	(83,099)	68,713
Cash Received on Subscription Receivable				83,427			83,427
Shares Issued for Cash for $0.15 per share	291,400	29	43,681				43,710
Shares Issued for Cash for $0.25 per share	420,000	42	104,958				105,000
Shares issued for Services at $0.10 per share	310,000	31	30,969				31,000
Shares Issued for Cash at
$0.25 per share	275,920	28	68,952				68,980
Shares Issued for Cash at $0.50 per share	20,000	2	9,998				10,000

Shares returned and Cancelled	(200,000)	(20)	20				-
Currency Translation					14,514		14,514
Net (Loss)						(358,473)	(358,473)
Balance, May 31, 2006	17,869,283	$1,788	$488,414	$-	$$18,241	$(441,572)	$$66,871

The accompanying notes are an integral part of these financial statements.

THE TRADESHOW MARKETING COMPANY LTD.
 STATEMENTS OF CASH FLOWS

	Year Ended May 31,
	2006	2005
Operating Activities
Net Profit / (Loss)	$(358,473)	$(58,941)

Significant Non-Cash Transactions
Stock issued for service	31,000	18,507
Stock Cancelled	-	(4,100)
Subscriptions Receivable		(89,265)
Depreciation / Amortization Expense	15,542	4,038
Foreign Currency Translation	14,514	2,612
Changes in Assets and Liabilities
(Increase)/Decrease in Inventory	(30,382)	(4,038)
(Increase)/Decrease in Other Assets	3,901	(7,075)
Increase/(Decrease) in Payables	27,736	18,687

Net Cash (Used) by Operating Activities	(296,162)	(119,575)

Investment Activities
Purchase of Network Infastructure	(52,029)
Equipment Purchase	(16,988)	(24,745)
Cash Used by Investment Activities	(69,017)	(24,745)
Financing Activities

Proceeds from Shareholder Loans	13,673	15,000
Proceeds/(Payments) - Equipment Financing	(2,949)	21,502
Proceeds from sale of Common Stock	311,117	128,579

Cash Provided by Financing Activities	321,841	165,081

Net Increase / (Decrease) in Cash	(43,338)	20,761

Cash, Beginning of Period	86,876	66,115

Cash, End of Period	$43,538	$86,876

Supplemental Information:
Interest Paid	$11,620	$1,190
Income Taxes Paid	$-	$-

The accompanying notes are an integral part of these financial statements.

THE TRADESHOW MARKETING COMPANY INC
 NOTES TO FINANCIAL STATEMENTS

NOTE 1. GENERAL ORGANIZATION AND BUSINESS

The Tradeshow Marketing Company, Inc. (the Company) was organized in the state of Nevada on December 3, 2003. The Company was formed to marketing specialty products at tradeshows, infomercials, and specialty product shops and kiosks in malls. The Company through May 31,

2006 has only been selling at tradeshows, on line and in malls.

On August 31, 2005, the Company purchased the inventory and executed a sublease agreement with two small retail stores in the Arrowhead and Paradise Valley Malls in Phoenix, Arizona.

The Company operates on a May 31 fiscal year end.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The relevant accounting policies and procedures are listed below.

Accounting Basis

The statements were prepared following generally accepted accounting principles of the United

States of America consistently applied.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and deposits in transit.

Dividends

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid during the periods shown.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Currency

The company’s headquarters were in Canada through May 31, 2006 and maintains it financial records in $CDN. For the sake of reporting the Balance Sheet, amounts were converted to United States dollars using the exchange rate at the end of each period. Income statement amounts were converted using an average rate for the period resulting in a translation gain or loss for each period shown. All amounts reported in the accompanying financial statements are expressed in $US.

Inventory

The company inventories finished products it has purchased for resale.

Revenue Recognition and Accounts Receivable

All the sales for the Company are on a point of sale/cash and carry basis. The Company does not carry receivables for any sales. All sales are final. Revenue is recognized when a sale is made. No warranties are expressed or offered on any goods except that of the manufacturer, which they support directly.

Advertising Expense

Advertising, promotion and marketing costs are expensed as incurred. Advertising expense for the period ended May 31, 2006 and 2005 was $4,327 and $448 respectively.

Income Taxes

The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

Equipment

Equipment is stated at cost. Depreciation is computed using the straight-line method over the assets useful lives, which are 5 year to 7 years. Maintenance and repairs are charged to expense as incurred.

May 31,	2006	2005
Equipment	$48,145	$6,651
Accumulated Depreciation	(9,387)	(1,252)
Equipment - Net	$14,305	$5,399

Vehicle	$24,041	$21,175
Accumulated Depreciation	(9,736)	(3,176)
Vehicle - Net	$14,305	$17,999

Network Infrastructure	$52,028
Accumulated Depreciation	(8,265)
Network Infrastructure - Net	$43,763

The difference in the value of the vehicle is reflective of the change in the foreign currency rate

Earnings per Share (EPS)

The basic earnings (loss) per share are calculated by dividing the Company’s net income available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share are calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

The Company has not issued any options or warrants since inception, or other dilutive securities. The numerators and denominators used in the computations of basic and diluted EPS are presented in the following table:

May 31,	2006	2005
Numerators for Basic and Diluted EPS
Net income/(loss) to common shareholders	$(343,932)	$(56,329)

Denominators for Basic and Diluted EPS
Weighted average of shares outstanding	17,640,886	15,145,325

Basic and Diluted Earnings/(Loss) Per Share	$(0.02)	$(0.00)

NOTE 3. STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized 500,000,000 common shares with a $0.0001 par value.

Year Ended May 31, 2004

At inception the Company Issued 51,000,000 million shares to the founder for an investment of

$5,100. After year end the founder returned and the Company cancelled 41,000,000 common shares leaving a net of 10,000,00 for the founder.

During the year ended May 31, 2004 cash deposits on private placement stock subscriptions in the amount of $89,264 were received the stock was not issued until July 8, 2004.

Year Ended May 31, 2005

On July 8, 2004, the Company issued 666,667 common shares in a private placement at $0.15 per share for a total of $100,000 cash less $89,264 deposits previously received.

On August 1, 2004, the Company issued 5,300,000 common shares under a previously committed Regulation D 504 offering and raised $5,000. These funds were used to pay legal fees.

On August 1, 2004, the Company received and cancelled 41,000,000 common shares from its founder.

On April 30, 2005, the Company issued 38,592 common shares for consulting services valued at $13,507 or $0.35 per share.

On May 31, 2005, the Company issued 746,407 common shares at $0.15 per share in a private placement and received $28,578 cash and $83,427 subscriptions Receivable.

Year Ended May 31, 2006

On July 15, 2005, the Company issued 291,400 common shares at $0.15 per share in a private placement for cash in the amount of $43,710.

Between August 15 and August 30, 2005 the Company issued 420,000 common shares at $0.25 per share in a private placement for cash in the amount of $105,000.

During the period ended May 31, 2006, the Company issued 310,000 common shares at $0.10 per share for director and consulting services valued at $31,000.

On December 1, 2005 the Company issued 275,920 common shares at $0.25 per share in a private placement for $68,980 cash.

On February 20, 2006 the Company issued 20,000 common shares at $0.50 per share in a private placement for $10,000 cash.

On February 28, 2006 the Company received and cancelled 200,000 common shares that were issued in error.

NOTE 4. NOTES PAYABLE

Following are the notes payable as of May 31, 2006 and 2005 the Current portion of vehicle loan is estimated using the $CDN payment times the 2006 average exchange rate to $US:

May 31,	2006	2005

Installment note on vehicle,
$537 ($CDN) payment for 60 months,
Annual interest rate at 7.39%	$18,553	$21,502
Less: Current Portion	(5,484)	(5,484)
Long-Term Portion	14,253	17,202

Demand note, non-interest,
Shareholder	28,673	15,000

Notes Payable	$41,742	$31,018

NOTE 5. PROVISION FOR INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The total deferred tax asset is $97,146, as of May 31, 2006, which is calculated by multiplying a 22% estimated tax rate by the cumulative NOL of $441,572. The total valuation allowance is a comparable $97,146.

The provision for income taxes is comprised of the net changes in deferred taxes less the valuation account plus the current taxes payable as shown in the chart below.

May 31,	2006		2005

Net changes in Deferred Tax Benefit	$78,864		$12,967
Valuation account		(78,864)
(12,967) Current Taxes Payable		0
			0

Net Provision for Income Taxes	$0		$0

Below is a chart showing the estimated federal net operating losses and the years in which they will expire.

Year	Amount	Expiration

2004	$24,158	2024
2005	58,941	2025
2006	358,473	2026

Total	$441,572

NOTE 6. OPERATING LEASES AND OTHER COMMITMENTS:

The Company has two operating subleases for retail outlets located in the Arrowhead and Paradise Valley Malls in Phoenix, Arizona with aggregate monthly payment of $8,045 or $96,450 per year. The lease on Paradise Valley store expires in Decemer 2008, and the lease on Arrowhead store expires in December, 2006. The numbers shown below assume that the company will be able to renew its lease or sublease and continue to operate these facilities at the current rate:

	Year 1	Year 2	Year 3	Year 4	Year 5
Retail Outlets	$96,450	$96,450	$96,450	$96,450	$96,450

NOTE 7.  GOING CONCERN

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. The Company has accumulated a total loss of $441,572 since inception. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

Management continues to seek funding from its shareholders and other qualified investors to pursue its business plan of developing specialty retail products, purchasing retail stores in malls and developing product infomercials

NOTE 8.  THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards SFAS 150-154 and their effect on the Company.

Statement No. 150 Accounting for Certain Financial Instruments with Characteristics of both

Liabilities and Equity (Issued 5/03)

This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

Statement No. 151 Inventory Costs-an amendment of ARB No. 43, Chapter 4 (Issued 11/04) This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “…under some circumstances, items such as idle facility expense, excessive spoilage, double freight and re- handling costs may be so abnormal as to require treatment as current period charges….” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

Statement No. 152 Accounting for Real Estate Time-Sharing Transactions (an amendment of

FASB Statements No. 66 and 67)

This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions.

This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, states that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2.

Statement No. 153 Exchanges of Non-monetary Assets (an amendment of APB Opinion No.

29)

The guidance in APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, includes certain exceptions to the principle. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assts and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

Statement No. 154 Accounting Changes and Error Corrections (a replacement of APB Opinion No. 20 and FASB Statement No. 3)

This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

The adoption of these new Statements is not expected to have a material effect on the Company’s current financial position, results or operations, or cash flows.

PART III.

ITEM 2. INDEX TO EXHIBITS.

Description of Exhibits*
Exhibit 3.1	Articles of Incorporation*
Exhibit 3.2	Bylaws, as amended*
Exhibit 10.1	Consulting Agreement*
Exhibit 10.2	Letter of Intent for purchase of Assets*
Exhibit 10.3	Consulting Agreement with*
Exhibit 10.4	Consulting Agreement with*
Exhibit 10.5	Consulting Agreement with*
Exhibit 10.6	Consulting Agreement with*
Exhibit 10.7	Consulting Agreement with*
Exhibit 23.1	Consent of Auditor*
Exhibit 5.	Lease agreements*

*  Incorporated by reference to form 10-SB 12(B) filed with the commission on September 01, 2005

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Tradeshow Marketing Company, Inc.
(Registrant)
Date: September 27, 2006	By:	/s/ Bruce Kirk
Mr. Bruce Kirk,
President & CEO